UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the Dutch collective investor action

—

Rio de Janeiro, July 26, 2023 - Petróleo Brasileiro S.A. - Petrobras, further to the releases to the market dated January 29, 2020 and May 27, 2021, informs that the District Court of Rotterdam ("Court") issued today an interim decision on the merits in the collective action filed by the St. Petrobras Compensation Foundation ("Foundation") against Petrobras and other defendants in the Netherlands.

In the collective action, the Foundation alleges that it represents the interests of investors not included in the Settlement Agreement entered into in the United States and seeks a declaration that the defendants acted unlawfully towards these investors, not only by allegedly conducting fraudulent activities between 2004 and 2014, but also by disclosing information that was manifestly inaccurate and/or misleading, which allegedly caused losses to such investors.

In the decision, the Court ordered the production of additional expert evidence on issues related to Brazilian, Argentinian and Luxembourg law.

In addition, the Court advanced its understanding on the following issues that will be adopted in its final judgment on the merits, once the above-mentioned additional evidence is produced, namely:

1.       The Court rejected the claims brought by the Foundation against Petrobras International Braspetro B.V. ("PIBBV"), Prime Oil & Gas BV ("POG BV") and former Petrobras’ CEOs Maria das Graças Silva Foster and José Sérgio Gabrielli de Azevedo;

2.       The Court found that only the claims brought under Spanish law were time-barred;

3.       The Court considered that German law is no longer relevant to the claims;

4.       The Court held that Petrobras and Petrobras Global Finance B. V. ("PGF BV") had acted unlawfully in relation to their investors, although it does not consider itself sufficiently informed on relevant aspects of Brazilian, Argentine and Luxembourgish law to rule definitively on the merits of the action.

The additional technical evidence will consist of an opinion to be issued by an institution appointed by the Court on a date yet to be defined, on which the Parties will be able to comment before the rendering of its final judgment on the merits, which is subject to appeal.

The Court confirmed that the Foundation may not claim compensation in the context of the collective action, which is subject to the filing of subsequent proceedings by investors or by the Foundation itself for this purpose, at which time Petrobras may present all defenses already presented in the collective action and others it deems appropriate, including with regards to the existence and quantification of any damages, not yet proven.

Petrobras continues to deny all the Foundation's arguments and reiterates that the Brazilian authorities, including the Supreme Court, recognize that Petrobras was a victim of the acts revealed by Operation Car Wash. As a result, the Company has already recovered around R$ 7.2 billion and will continue to pursue all appropriate measures against the companies and individuals who have caused it damage.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer